Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL ANNOUNCES ITS FIRST QUARTER 2016 INTERIM DIVIDEND

The Board of Directors of TOTAL met on April 26, 2016, and approved a first quarter 2016 interim dividend of €0.61 per share, unchanged compared to 2015. The record date will be September 26, 2016 and the ex-dividend date will be September 27, 2016.

Pending the approval of the 4th resolution at the Annual Shareholders’ Meeting of May 24, 2016, the Board of Directors will meet on September 21, 2016 to:

•	declare the first quarter 2016 interim dividend;

•	offer the option for shareholders to receive the first quarter 2016 interim dividend in cash or in new shares of the Company;

•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the first quarter 2016 interim dividend;

•	set the period for exercising the option from September 27, 2016 to October 6, 2016, both dates inclusive; and

•	confirm the payment of the dividend as from October 14, 2016.

American Depositary Receipts (“ADRs”) will receive the first quarter 2016 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: September 22, 2016;

•	ADR record date: September 26, 2016; and

•	ADR payment date in cash or shares issued in lieu of cash: October 24, 2016.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

TOTAL JOINS THE TERRAWATT INITIATIVE TO ACHIEVE SOLAR SCALE-UP WORLDWIDE

On April 22, 2016, TOTAL announced that it has joined the Terrawatt Initiative as a founding member. This global non-profit organization represents key private sector solar energy stakeholders in their dialogue with governments and international organizations. It aims to promote affordable solar energy worldwide. The goal is to deploy more than 1 terawatt (1,000 gigawatts) of solar power by 2030, representing an investment of over $1 trillion.

TOTAL, world leader in solar energy with its affiliate SunPower, wanted to be a part of this initiative. The Group is active across the entire photovoltaic value chain, from manufacturing cells to installing residential and commercial rooftop solar solutions. TOTAL recently partnered with SunPower to build a solar farm in Japan.

“Our ambition is to become the responsible energy major, in particular by contributing to the development of renewable energies. We believe that solar energy is one of the solutions to meet growing electricity demand, especially in Africa, and tackle climate change. That’s why we have joined the Terrawatt Initiative to promote the deployment of competitive solar energy worldwide,” commented Patrick Pouyanné, Chairman and CEO of TOTAL.

“We welcome TOTAL among the community of leading companies and organizations from across the world, federated under the Terrawatt Initiative banner, that will help, through a constructive dialogue with governments, affordable solar power to bring all its benefits to people and economies”, said Isabelle Kocher, chair of Terrawatt Initiative.

The Terrawatt Initiative intends in particular to work with the International Solar Alliance (ISA), launched by President François Hollande of France and Prime Minister Narendra Modi of India during the COP21 opening ceremony. ISA’s more than 120 member countries are aiming to rapidly implement and scale up affordable and competitive solar energy.

The Terrawatt Initiative also intends to work with the International Renewable Energy Agency (IRENA), which serves as the principal platform for international cooperation in all forms of renewable energy and shares information among its 145 members.

TOTAL PRESENTS NEW ORGANIZATION TO ACHIEVE ITS AMBITION OF BECOMING THE RESPONSIBLE ENERGY MAJOR

TOTAL spent 2015 meeting the short-term goals set in response to the ongoing imbalances resulting from the fall in oil prices that began in June 2014.

Yet even as it addresses these immediate challenges, the Group must also prepare for the medium and longer term and work to strengthen its position as a global energy leader. TOTAL’s ambition is to meet the energy needs of a growing world population, tackle climate change and provide solutions that match changing customer expectations.

Accordingly, as part of its “One Total” company project, on April 19, 2016 the Group presented a wide-ranging new organization plan to employee representatives.

•	1. Creation of the Gas, Renewables & Power Segment

Gas, Renewables & Power will spearhead TOTAL’s ambitions in the electricity value chain by expanding in gas midstream and downstream, renewable energies and energy efficiency. The new segment, whose President will be a member of the Executive Committee, will bring together the businesses of the current Gas and New Energies Divisions (excluding biotechnologies) and pair them with a new Innovation & Energy Efficiency Division, which shall manage both the corporate venture fund Total Energy Ventures and the Awango access to energy business. The Biofuels business will group all bioenergy-related activities, which are set for growth, within Refining & Chemicals.

“We intend to deploy a proactive strategy in gas markets to meet demand and identify new outlets for our production. We will also produce and sell power from renewable sources. Electricity will be the energy of the 21st century and the growth of gas and renewables is pushing us to take a value chain approach to electricity. We have multiple ambitions in renewables in 20 years’ time: be in the top three in solar power, expand in electricity trading and energy storage, be a leader in biofuels, especially biojet fuel, and consider potential development opportunities in other renewable energies. Our ambition is to create a new business that will help make TOTAL the responsible energy major,” commented Patrick Pouyanné, Chairman and CEO of TOTAL.

•	2. Creation of Total Global Services

Total Global Services will continuously improve TOTAL’s efficiency — thereby benefiting all businesses — by pooling support services globally: Accounting, Purchasing, Information Systems, Training, Human Resources and Facilities Management.

“Pooling certain support functions will sustainably improve our efficiency, create value and reduce costs. Our experience over the last three years in the area of IT infrastructure has shown that such a strategy can deliver efficiency gains for TOTAL, whilst also motivating the personnel involved. The entities making up Total Global Services will operate as service companies for customers across business segments and at the corporate level. This sweeping change in the way we work makes cross-functionality a center point of our organization. And that’s what our One Total Ambition is all about,” continued Patrick Pouyanné.

•	3. Holding re-centered on strategic functions; Human Resources and Corporate Social Responsibility which lies at the heart of TOTAL’s ambition

As a result, Holding is refocused on strategic corporate functions, divided into three divisions. In addition to the current finance organization, which groups the Finance, Insurance and Information Systems Divisions, two new divisions are being created:

•	People & Social Responsibility

This division will consist of Human Resources; Health, Safety & Environment, which will combine all Segment central HSE departments in order to deploy a strong, uniform environmental and safety model; the Security Division; and a new Civil Society Engagement Division, which will manage all of TOTAL’s initiatives in this area. The Senior Vice President, People & Social Responsibility, will be a member of the Executive Committee.

•	Strategy & Innovation

Strategy & Innovation will comprise the new Strategy & Climate Division, responsible for assuring the 2° C global warming scenario is incorporated into TOTAL’s strategy; Public Affairs; Audit; Research & Development, which will replace the current Scientific Development Department and carry out TOTAL’s R&D programs such as CO2; the Chief Digital Officer; and the Chief Technology Officer.

“The new organization will underpin an even more efficient TOTAL, one that also listens and welcomes dialogue with its customers and stakeholders. Our teams make TOTAL who we are today and will shape who we will be tomorrow — a leading energy player. They are the architects of our success, which is why Human Resources and Civil Society Engagement are cornerstones of this project and will be represented on the Executive Committee,” concluded Patrick Pouyanné.

No jobs will be lost and there will be no mandatory geographic relocation. TOTAL is committed to conducting this project in close collaboration with employee representatives and unions, with the intention it will be supported by all.

The aim is to deploy the new Gas, Renewables & Power and the revamped corporate organization on September 1, 2016 and Total Global Services on January 1, 2017.

TOTAL AND KOREA GAS CORPORATION EXTEND COOPERATION ALONG THE ENTIRE LNG VALUE CHAIN

On April 13, 2016, TOTAL announced that it has signed a memorandum of understanding (MoU) with Korea Gas Corporation (KOGAS) during the LNG 18 conference in Perth, Australia, to reinforce mutual cooperation to explore opportunities throughout the LNG value chain.

The main purpose of the agreement is to jointly identify and pursue opportunities to develop the LNG market in Asia and in new importing countries and to cooperate in LNG trading and terminal optimization.

RESULTS OF THE OPTION TO RECEIVE THE THIRD QUARTER 2015 INTERIM DIVIDEND IN SHARES

The Board of Directors of TOTAL met on March 15, 2016, and declared a third quarter 2015 interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Ordinary General Meeting of May 29, 2015, the option for shareholders to receive the third quarter 2015 interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from March 21, 2016 to April 4, 2016. At the end of the option period, 61% of rights were exercised in favor of receiving the payment for the third quarter 2015 interim dividend in shares.

24,752,821 new shares will be issued, representing 1.01% of the Company’s share capital on the basis of the share capital of March 31, 2016. The share price for the new shares to be issued as payment of the third quarter 2015 interim dividend was set at €36.24 on March 15, 2016.

The settlement and delivery of the new shares as well as their admission to trading on the Euronext Paris will occur on April 12, 2016. The shares will carry immediate dividend rights and will be fully assimilated with existing shares already listed.

The total remaining cash dividend to be paid to shareholders who did not elect to receive the third quarter 2015 interim dividend in shares amounts to €583 million and the date for the payment in cash is set for April 12, 2016.

TOTAL’S SUPERCOMPUTER NOW THE INDUSTRY’S MOST POWERFUL WORLDWIDE

On March 29, 2016, TOTAL announced that its supercomputer Pangea recently boosted its computing power from 2.3 to 6.7 petaflops(1), the equivalent of more than 80,000 laptops combined. Its storage capacity has also been increased, to 26 petabytes(2) — the equivalent of 6 million DVDs. With this upgrade, Pangea is the No. 1 computer in the industry and among the top 10 most powerful computers, public or private, worldwide in the “TOP500” ranking.

“We tripled Pangea’s computing power in just two years. In the era of big data, state-of-the-art data-intensive computing is a competitive advantage. This power will help us to improve our performance and to reduce our costs,” comments Arnaud Breuillac, President Total Exploration & Production.

Pangea is a decision-support tool used for exploration and field management. The reasons for investing in the latest IT technologies in the market are to:

•	improve the accuracy of subsurface imaging;

•	optimize the development and production of TOTAL’s fields; and

•	save time, by shortening the duration of studies.

The capacity boost will support the use of next-generation algorithms developed by TOTAL’s R&D to image increasingly complex regions and produce numerical simulations of fields, incorporating 4D(3) seismic data.

(1)	A petaflop is a quadrillion (thousand trillion) floating point operations (“flops”) per second.
(2)	A petabyte is a million gigabytes of data.
(3)	4D seismic consists of repeating three-dimensional (3D) seismic surveys over time across the same area.

Pangea requires a power supply of 4.5 MW. TOTAL’s buildings in Pau, France are heated by reusing some of the heat released by the supercomputer. Pangea was designed by Silicon Graphics International (SGI).

TOTAL AND CHINA NATIONAL PETROLEUM COMPANY SIGN A STRATEGIC COOPERATION AGREEMENT

On March 21, 2016, TOTAL announced that while attending the China Development Forum in Beijing at the invitation of the Chinese government, Patrick Pouyanné, Chairman and CEO, signed a strategic cooperation agreement with Wang Yilin, Chairman of China National Petroleum Company (CNPC), on March 20 to extend the two companies’ existing collaboration.

In the past ten years, TOTAL and CNPC have formed a number of partnerships involving such major projects as the Sulige gas field in Inner Mongolia, China, Halfaya in Iraq, Yamal LNG in Russia, Kashagan in Kazakhstan and Libra in Brazil.

“This strategic cooperation agreement reflects our respective commitment to strengthening our partnership and jointly developing new projects,” commented Mr. Pouyanné at the signing ceremony. “In particular, Total will share with CNPC its expertise in the areas of safety and environment, human resources and social responsibility. The agreement further strengthens the existing partnership to support the international strategy of CNPC’s affiliate PetroChina.”

MOMAR NGUER APPOINTED PRESIDENT, MARKETING & SERVICES AND MEMBER OF THE EXECUTIVE COMMITTEE OF TOTAL

On March 18, 2016, TOTAL announced its plan for the succession of Philippe Boisseau, member of the Executive Committee, President Marketing & Services and President New Energies, who is leaving the Group.

Effective April 15, 2016:

•	Momar Nguer, currently Senior Vice President, Africa & Middle East, Marketing & Services is appointed President Marketing & Services and member of the Executive Committee of TOTAL.

•	Philippe Sauquet, President Refining & Chemicals and member of the Executive Committee of TOTAL, is also appointed interim President New Energies.

Momar Nguer began his career in 1982 in Hewlett Packard France’s Finance Department. He joined TOTAL in 1984, serving in various Downstream positions. He was named Vice President, Marketing at Total Sénégal in 1985 and appointed Vice President, Retail Network & Consumers of Total in Africa in 1991.

In 1995, Momar Nguer became Chief Executive Officer of the marketing affiliate Total Cameroun and was subsequently named Chief Executive Officer of the marketing affiliate Total Kenya in 1997.

In 2000, he was appointed Executive Vice President, Total East Africa & Indian Ocean in TOTAL’s Refining & Marketing business.

From 2007 to 2011, he was Vice President, Aviation Fuel at Total Refining & Marketing.

Momar Nguer has been Senior Vice President, Africa and The Middle East at Total Marketing & Services since December 2011. He was appointed to the Group Performance Management Committee in January 2012, and Chairman of the Group Diversity Council on August 1, 2015.

Momar Nguer, 59, is a graduate of France’s ESSEC business school.

TOTAL QUARTERLY EX-DIVIDEND DATES FOR 2017 DIVIDEND

On March 16, 2016, TOTAL announced that, subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2017 will be:

•	September 25, 2017;

•	December 19, 2017;

•	March 19, 2018; and

•	June 11, 2018.

The above ex-dividend dates relate to TOTAL shares traded on the Euronext Paris.

In the event of an option to receive the dividend in shares, the payment dates for the interim and remaining dividends in cash or in shares will follow the end of the option period, approximately twenty days after the ex-dividend date.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2016 relative to TOTAL shares traded on the Euronext Paris will be:

•	September 27, 2016;

•	December 21, 2016;

•	March 20, 2017; and

•	June 5, 2017.